FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

July 16, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

MTS ENTERS THE UZBEK MARKET

Moscow, Russian Federation – July 16, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, announces that it has signed agreements to acquire a leading mobile phone operator in Uzbekistan.

MTS has signed sale and purchase agreements providing for the acquisition of a 74% stake in Uzdunrobita, a leading mobile phone operator in Uzbekistan, for $121.0 million and has also signed a three year put and call agreement to acquire the remaining 26% stake subject to a minimum price of $37.7 million with all the existing shareholders of the Uzbek company. Uzdunrobita’s two existing shareholders are private companies. Uzbekistan will become the fourth CIS market in which MTS operates.

Uzdunrobita holds GSM licenses for the entire territory of the country which has a population of 25.2 million. Uzdunrobita also holds AMPS/DAMPS licenses. Both the company’s GSM and AMPS/DAMPS licenses are valid until 2016.

Uzbekistan is the third largest market by population in the CIS after Russia and Ukraine. Its mobile market is at an early stage of development with a penetration level of just 1.5% according to AC&M-Consulting, an independent market research company. The market in Uzbekistan has a very low fixed-line penetration level of around 7.5%.

Uzdunrobita provides services to approximately 210,350 subscribers (GSM: 177,490, AMPS/DAMPS: 32,860) and is the market leader with a 51% market share according to AC&M-Consulting. Uzdunrobita is one of five GSM operators in Uzbekistan.

The company’s infrastructure is based on Ericsson and Huawei equipment. Its network coverage encompasses around 70% of the Uzbek population.

In 2003, Uzdunrobita’s revenues amounted to $32.6 million(1), its operating income totaled $3.1 million(2) and its net income totaled $1.1 million. The company’s net debt(3) amounted to $12.0 million as of December 31, 2003. The company’s average revenue per user (ARPU) was $23 in 2003.

Commenting on the acquisition, MTS’ President and CEO Vassily Sidorov said: “Expansion into the Uzbek market is in line with MTS’ strategy of exploiting growth opportunities outside the company’s existing markets and further strengthening its position as a leading mobile operator in the CIS region. Uzdunrobita is the largest mobile operator in Uzbekistan and this acquisition immediately propels us into the position of a leading player in this market. Uzbekistan’s mobile service dynamics have many similarities to those of the countries in which we already operate. Our experience of domestic and international business development will enable us to scale our managerial, marketing and technical expertise to our best advantage in this new market.”

Completion of the transaction is subject to a number of conditions, including approval by the appropriate government authorities in Uzbekistan and Russia, as well as MTS’ corporate approvals. No assurance can be given that the transaction noted above will be competed on the terms and conditions described, or at all.

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(1) Based on unaudited financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2) Amortization and depreciation amounted to $16.1 million in 2003.

(3) Net debt is the difference between the total debt and cash and cash equivalents and short-term investments. Total debt is comprised of the current portion of long-term debt, current capital lease obligations, long-term debt, and long-term capital lease obligations.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the Company services over 22.8 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Vassily Sidorov
Name: Vassily Sidorov
Title: President/CEO

Date: July 16, 2004